UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41467

MAGIC EMPIRE GLOBAL LIMITED

(Translation of registrant’s name into English)

Suite 5A, 15/F, Sino Plaza
255–257 Gloucester Road
Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement in connection with At-the-Market Offering

On September 30, 2026, Magic Empire Global Limited (the “Company”), a company incorporated under the laws of the British Virgin Islands, entered into an At-the-Market Offering Agreement (the “Sales Agreement”) with Chaince Securities, LLC, as exclusive sales agent (the “Manager”), pursuant to which the Company may offer and sell, from time to time through the Manager, Class A ordinary shares, no par value each (the “Class A Ordinary Shares”), of the Company (the Class A Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-298796), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on September 8, 2026, and was declared effective by the Commission on September 17, 2026, and as supplemented by the prospectus supplement, dated September 30, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to U.S.$100,000,000 of Shares.

Under the Sales Agreement, subject to the terms of the Sales Notice defined in the Sales Agreement, the Manager may sell Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act. The Manager will not purchase Shares as principal under the Sales Agreement. The Manager may also sell Shares in privately negotiated transactions only with the Company’s prior written approval and if disclosed in the “Plan of Distribution” section of the Prospectus Supplement (or a supplement thereto).

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place.

The compensation payable to the Manager as sales agent shall comprise (i) an agency fee equal to 3.5% of the aggregate gross sales price of the Shares sold pursuant to the Sales Agreement; and (ii) a non-accountable expense allowance equal to 1.0% of the gross sales price of the Shares sold. In addition, the Company bears all transaction, clearing, execution, DTC, transfer-agent, settlement, governmental and self-regulatory organization fees and charges attributable to sales of Shares, which may be deducted from the gross proceeds before remitting the net proceeds to the Company. The remaining proceeds, after deduction of the agency fee, the non-accountable expense allowance and all such fees and charges, will constitute the net proceeds to the Company.

The Sales Agreement shall remain in full force and effect until terminated in accordance with the Sales Agreement. Either party may terminate the provisions relating to offers and sales in its sole discretion upon ten (10) business days’ prior written notice to the other party. The Manager may also immediately suspend offers and sales or terminate the Sales Agreement upon written notice if the Manager reasonably determines that there is or may be: (i) a regulatory, FINRA, Regulation M, anti-money-laundering or legal concern; (ii) an inaccurate representation, warranty, certificate or financial record; (iii) an accounting discrepancy, unreconciled balance, undisclosed liability or internal-control concern; (iv) possession of material nonpublic information; (v) unusual price, volume, promotional or trading activity; (vi) a Material Adverse Effect, as defined in the Sales Agreement; (vii) a suspension, threatened delisting or other material listing concern; (viii) a DTC, DWAC, clearing, transfer-agent or settlement failure; or (ix) a material reputational risk to the Manager.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Manager against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering for working capital and general corporate purposes.

General

The information contained in this Report on Form 6-K of the Company is hereby incorporated by reference into the Company’s Form F-3 (File No. 333-298796).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Magic Empire Global Limited

	By:	/s/ Shufen Huang
	Name:	Shufen Huang
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Sales Agreement, dated September 30, 2026 by and between Magic Empire Global Limited and Chaince Securities, LLC